Contact

www.linkedin.com/in/jakethomsen (LinkedIn)

Top Skills

Valuation
Corporate Finance
Equities

Certifications

Project Finance and PPP Advanced Modeling
ICAgile Certified Professional

Honors-Awards

Chairman's Circle Award
Chairman's Circle Award
Booz Allen Excellence Award

Publications

User Device Vulnerability at Utilities - Rigorously Measuring and Mitigating Cyber Risk
Unlocking Utility Revenue Streams through the Grid of Things

Jake Thomsen

Managing Partner at Sovereign's Capital
Durham, North Carolina, United States

Experience

Sovereign's Capital
Managing Partner
September 2016 - Present (9 years 8 months)
Durham, North Carolina, United States

Sovereign's Capital is a fund manager and registered investment advisor. I lead our venture capital group, which serves founders across the U.S. and Southeast Asia. These founders are building products and internal cultures to "love their neighbor," while seeking big outcomes.

Since 2012, we've invested in more than 70 companies across four venture capital funds. Our current fund, Venture IV, invests in Seed and Series A startups. While we'll look at any venture backable startups outside of biotech, we tend to invest in B2B SaaS and other software, fintech, healthtech, and occasionally B2C and deep tech.

Booz Allen Hamilton
Lead Associate and Manager, Strategic Innovation Group
July 2013 - September 2016 (3 years 3 months)
Washington D.C. Metro Area

• Led business strategy and market analysis for Booz Allen's Internet-of-Things (IoT) practice.
Designed the IoT strategy for a Fortune 10 O&G company, and supported business planning for
flagship IoT technologies being spun into standalone products and businesses.
• Managed end-to-end process of designing, developing, marketing and delivering a cybersecurity
risk SaaS product, with initial deployment for $12B revenue energy generation company.
• Developed the operating plan for the DC Innovation Center, where Booz convenes its engineers
and data scientists, the start-up community, and leading tech companies to jointly build solutions.
• Led financial deal structuring for Navy renewable energy projects in contracts worth over $1B.

• Led Energy-in-Development practice, with a focus on business development in Jakarta, Indonesia. Captured work served as the anchor for a new regional office in Singapore.

8 Rivers Capital
MBA Financial Analyst
January 2013 - May 2013 (5 months)
Durham, NC

Financial strategy and partnership development for NET Power, which developed an oxyfuel power cycle that creates cost-competitive electricity and emits zero atmospheric emissions.

Financial Strategy Consulting for Start-ups
Consultant (Startups, Social Enterprises, & Small Caps)
December 2008 - January 2013 (4 years 2 months)

• Off.Grid:Electric - Capital Raising Strategy for Solar Leasing Operations (Tanzania)
• Self-Help Credit Union - Financial Services Delivery Channel Strategy (NC)
• Paradigm Project - Clean Energy Distribution and Carbon Securities (Kenya)
• Columbia Earth Institute - Global Poverty Curriculum Program (NY)
• Duke Center for International Dev - Statistical Analysis Training for Chinese Officials (NC)
• Engineering World Health - Biomedical Equipment Training Strategy (Rwanda).

Edison International
Corporate Financial Planning Associate
May 2012 - August 2012 (4 months)
Rosemead, CA

• Built a valuation model to assess utility acquisition targets.
• Evaluated clean tech technologies and business models to launch new competitive businesses.
• Assessed dividend policy, revolving loan facilities, and relative stock valuation for the CFO's office.

Strata Solar, LLC
Project Finance Associate
January 2012 - May 2012 (5 months)
Chapel Hill, NC

• Built models to value projects that joined utility off-takers, tax equity investors, and Strata Solar.
• Responded to utility RFPs by pricing and structuring projects for customer and investor value.
• Worked with purchase, sale-leaseback, and partnership flip transactions.

US Department of the Treasury
International Economist
May 2011 - August 2011 (4 months)
Washington, DC

• Managed the Treasury's relationship with the Inter-American Development Bank's U.S. Director's Office, including in negotiations for multi-billion dollar capital increase to the IDB.
• Analyzed World Bank policy and proposed changes that were included in the Bank's operating budget and first new loan product in 30 years.
• Built framework of best practices from across MDBs that ensured funds led to development, which improved process for U.S. loan decisions.

Bank of Hawaii
AVP and Banking Center Manager
July 2004 - August 2008 (4 years 2 months)

• Managed Kaneohe region with 25 employees providing retail, commercial, and investment banking services. Oversaw sales, customer engagement, operations, HR and marketing.
• Skills: Sales leadership, credit analysis, coaching, strategic planning, marketing, corporate training.
• Received Chairman's Circle recognition in 2007 and 2008, the company's most prestigious award.

Education

Duke University - The Fuqua School of Business
MBA, Corporate Finance and Energy & Environment · (2010 - 2013)

Duke University - Sanford School of Public Policy
MPP, International Development & Energy/Environment Policy · (2010 - 2013)

Pomona College
BA, Economics · (2000 - 2004)